EXHIBIT 1

Identification of the Subsidiaries that Acquired the Security Being Reported on by the Parent Holding Company or Control Person

ABN AMRO Bank N.V.

Adam & Company Investment Management Limited

Adam & Company International Limited

Coutts & Co

RBS Citizens, National Association

RBS Coutts Bank Limited

National Westminster Bank Plc

The Royal Bank of Scotland plc

Ulster Bank Dublin Trust Limited